FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
      _________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 31, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Amsterdam, 31 May 2007

ABN AMRO announces appointment of Dies Donker as Head of Investor Relations

ABN AMRO announces today that the Managing Board has appointed Dies Donker as Head of Investor Relations per 1 July 2007. Dies joined ABN AMRO in 2005 as an IR officer, after having worked for UBS in equity sales for five years. She started her career at ABN AMRO in 1994, also in equity sales based in London and Amsterdam. As Head of Investor Relations, she will report to Huibert Boumeester, member of the Managing Board. Dies Donker succeeds Richard Bruens, who has accepted a Managing Board position with responsibility for strategy, communications and IR at the Renaissance Group, an independent financial services firm.

Press Relations: +31 (0)20 6288900
Investor Relations: +31 (0)20 6287835

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: May 31, 2007	By:	/s/ Petri Hofste

		Name:	Petri Hofste
		Title:	Group Accounting Officer

	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary